

July 19, 2011

Via E-mail
Ms. Amanda K. Maki
Lead Counsel – SEC & Reporting
LyondellBasell Industries N.V.
1221 McKinney Street
Suite 700
Houston, TX 77010

> **Re: LyondellBasell Industries N.V.**
> **Registration Statement on Form S-4**
> **Filed June 22, 2011**
> **File No. 333-175077**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 001-34726**

Dear Ms. Maki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the

representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. *See* Rule 14d-1(g)(3).

4. Please revise the prospectus cover page to disclose the following:

   - Broker-dealers who receive new notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new notes; and

   - Broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.

Cautionary Statements Regarding Forward-Looking Statements, page 1

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. *See* Section 27A(b)(2)(C) of the Securities Act of 1933, as amended, and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended. Therefore, please delete the reference to the safe harbor, or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Risk Factors, page 12

6. In the introductory paragraph, we note your statement, "The risks described below are not the only risks facing us or that may materially adversely affect our business." Please either remove this limitation on the scope of your risk factors or revise your disclosure to clarify, if true, that you have discussed all known material risk factors.

Management's Discussion and Analysis, page 36

Results of Operations, page 41

7. We note your disclosures that changes in revenue for each period presented were due to multiple factors. For example, in your comparison of revenues for the first quarter of 2011 versus the first quarter of 2010, you state that higher average product sales prices and higher sales volumes contributed to the increase in revenues. To the extent material and quantifiable, please disclose the percentage or dollar amount of change attributable to each factor. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk, page 74

Foreign Exchange Risk, page 74

8. To the extent material, please provide either the tabular presentation, sensitivity analysis, or value at risk disclosure required by Item 305(a) of Regulation S-K.

9. Please disclose the specific exchange rate fluctuations that are primarily responsible for the translation gains reported on pages F-6 and F-229. Such amounts are material to comprehensive income. Similarly, disclose on page 42 the specific circumstances which caused the material March 31, 2010 foreign exchange loss.

Description of Business, page 76

Segments, page 76

10. In the table beginning on page 78, we note you disclose the annual capacity for each of your products. Please also disclose the actual capacity used.

Directors, Executive Officers and Corporate Governance, page 108

Board Committees, page 120

Audit Committee, page 120

11. In the first sentence, you state that the audit committee consists of Messrs. Smith, Aigrain, Gwin, and Kleinman. In the second sentence, you refer to Mr. Carroll. Please revise your disclosure to clarify whether Mr. Carroll is a member of the audit committee.

Compensation Committee Interlocks and Insider Participation, page 121

12. We note your reference to Item 404 of Regulation S-K in the first sentence. It appears as if you mean Item 407(e)(4) of Regulation S-K. Please revise your disclosure as appropriate.

Executive Compensation, page 124

Compensation Discussion and Analysis, page 124

Overview of Executive Compensation Program, page 126

Benchmarking, page 126

13. We note your statement in the last sentence of the first paragraph that your "human resources department's recommendations were designed to position each element of each named executive officer's total direct compensation at approximately the 50th percentile in relation to similar compensation paid to the executive's peers." Please disclose how each named executive officer's actual compensation compared to his peers.

Elements of our Executive Compensation Program, page 128

Annual Cash Incentive Compensation, page 128

14. Please disclose how you determined the target bonus percentage for each of your named executive officers.

15. On page 130, we note your reference to award units with safety, cost, customer service, and business results metrics. To the extent these metrics are quantifiable, please disclose the targets as well as the actual results achieved. If you believe that disclosure of these metrics is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you have a sufficient basis to keep the information confidential, please expand your disclosure to discuss how difficult or how likely it would be to achieve the undisclosed objectives. This comment also applies to the return on assets and costs metrics discussed on page 131.

16. We note your disclosure on page 131 that the compensation committee approved awards in multiples of between 1.2 and 1.5 times the calculated award. Please disclose the actual awards approved for each named executive officer.

Description of the Exchange Notes, page 154

Change of Control, page 171

17. In the last paragraph on page 171, we note your statement regarding compliance with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and any other securities laws or regulations. Please specifically disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

The Exchange Offer, page 237

Purpose and Effect of the Exchange Offer, page 237

18. In the third paragraph, you discuss what you will do in the event the exchange offer is not consummated by the Exchange Date. The first paragraph suggests that the Exchange Date is April 29, 2010. Please disclose the current status of the steps you outline in the third paragraph as it appears the exchange offer was not consummated by the Exchange Date.

Extensions, Delays in Acceptance, Termination or Amendment, page 239

19. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Certain United States Federal Income Tax Consequences, page 250

20. Please remove the word "certain" from this heading and other relevant discussion, such as in the prospectus summary. Similarly, please remove the word "principal" from the first sentence in this section. All material tax considerations should be described.

Plan of Distribution, page 251

21. Please include disclosure in this section alerting investors that, if they wish to exchange their original notes in the exchange offer, they must make certain representations as set forth in the prospectus and in the letter of transmittal.

Financial Statements, page F-1

22. We understand that you had expected to file Basell Orlen JV financial statements consistent with the guidance in Article 3-09 of Regulation S-X. Please clarify for us why

the financial statements of Basell Orlen JV have been excluded, and provide any relevant calculations.

23. Please note the updating requirements outlined in Article 3-12 of Regulation S-X.

Note 18 – Supplemental Guarantor Information, page F-28

24. Please disclose here and on page F-126 whether each subsidiary guarantor is 100% owned as required by Article 3-10(i)(8)(i) of Regulation S-X.

Note 21 – Commitments and Contingencies, page F-114

25. For each contingency that meets the requirements in paragraph 50-3 of ASC 450-20-50, disclose an estimate of the possible additional loss or range of loss or a statement that such an estimate cannot be made. For the BASF lawsuit, please disclose the amount accrued and an estimate of the possible additional loss or range of loss.

26. Regarding the Access Indemnity Demand, you state you cannot "determine the amount of liability" that may be sought from LBIH. Please clarify whether you can make an estimate of the possible loss or range of loss, and provide the disclosure required by paragraph 50-4 of ASC 450-20-50.

Note 27 – Supplemental Guarantor Information, page F-127

27. Please tell us the "long-term receivables" amount that has been aggregated with "Investments" on the Balance Sheets. Compliance with Article 10-01(a)(2) of Regulation S-X should be clearly evident.

28. Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Article 3-10(i)(9) of Regulation S-X.

Note 12 – Equity Investments, page F-275

29. Please clarify for us how the previously discussed issues concerning assets contributed to the JV have been reflected in these financial statements.

Signatures, page II-5

30. For each company that signs the registration statement, please ensure the principal executive officer, principal financial officer, and principal accounting officer or controllers sign in those capacities. In this regard, we note not all of these capacities are identified for the companies signing on pages II-9 through II-14, pages II-16 through II-17, page II-20, page II-24, and pages II-26 through II-27.

Exhibit 5.2

31. In paragraph 3 on page 4, we note that counsel limits its opinion to the date "hereof." Please note that depending on when the registration statement goes effective, counsel may need to file an updated opinion. In the alternative, counsel may remove the date limitation and file a new opinion with the next amendment.

32. Please revise the first sentence of paragraph 4 on page 5 of the opinion to clarify that the opinion is issued in connection with the registration statement and to remove the statement that it cannot be disclosed to or relied upon by "any other person." While we do not object to limiting the purpose of the opinion to its use in connection with the registration statement, counsel may not limit the persons who may rely on the opinion.

33. Please have counsel revise its opinion to remove the assumptions contained in paragraphs 3(a), 3(b), 3(f), 3(g), 3(h), 3(i), 4(a), and 4(b) as these assumptions are inappropriate in light of counsel's opinion. Note that we do not object to counsel stating that it is relying on representations made by LyondellBasell Industries N.V., and we do not object to an assumption that the indenture is the binding obligation of all parties other than LyondellBasell Industries N.V.

34. Please have counsel revise its opinion to state that Vinson & Elkins may rely on it.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Disclosure Controls and Procedures, page 170

Evaluation of Disclosure Controls and Procedures, page 170

35. We note your definition of disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules, and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were or were not effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Alfred Pavot, Staff Accountant, at (202) 551-3738 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director